SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 21)*

ALBERTO-CULVER COMPANY

(Name of Issuer)

COMMON STOCK, $.22 PAR VALUE PER SHARE

(Title of Class of Securities)

013068101

(CUSIP Number)

Marshall E. Eisenberg Neal, Gerber & Eisenberg LLP Two North LaSalle Street, Suite 2200 Chicago, Illinois 60602 (312) 269-8000	Carol L. Bernick 2525 Armitage Avenue Melrose Park, IL 60160 (708) 450-3051
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 10, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 7 Pages

CUSIP NO. 013068101	13D	Page 2 of 7 Pages

1	Name of Reporting Person I.R.S. Identification No. of above person Carol L. Bernick
2	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒
3	Sec Use Only
4	Source of Funds* Not applicable
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) Or 2(e)	☐
6	Citizenship or Place of Organization U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 4,676,903
8 Shared Voting Power 8,064,997
9 Sole Dispositive Power 10,439,433
10 Shared Dispositive Power 2,302,467

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,741,900
12

Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*

Excluded are (i) options to purchase 572,375 shares held directly by Bernick’s spouse, (ii) 619,982 shares held directly or as a trustee of various trusts by Bernick’s spouse; and (iii) 17,911 shares held by Bernick’s spouse as a participant in the Alberto-Culver Employees Profit Sharing Plan. Bernick disclaims beneficial ownership of such shares.

☒
13	Percent of Class Represented by Amount in Row (11). 13.80%
14	Type of Reporting Person* IN

*	SEE INSTRUCTIONS

CUSIP NO. 013068101	13D	Page 3 of 7 Pages

Item 1. Security and Issuer.

Title of Class of Securities:	Common Stock, $.22 par value per share (“shares” or “Common Stock”).

Name and Address of Issuer:	Alberto-Culver Company (the “Company”) 2525 Armitage Avenue Melrose Park, IL 60160

Item 2. Identity and Background.

(a) Name of Person Filing:	Carol L. Bernick (“Bernick”)

(b) Address:	c/o Alberto-Culver Company 2525 Armitage Avenue Melrose Park, IL 60160

(c) Principal Business:	Bernick, an individual, is a Director and Chairman of the Company.

(d) Prior Criminal Convictions:	None

(e) Prior Civil Proceedings with Respect to Federal or State Securities Laws:	None

(f) Citizenship/Organization:	U.S. Citizen

Item 3. Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4. Purpose of Transaction.

(a) Not applicable.

(b) On January 10, 2006, the Company and its wholly-owned subsidiary, Sally Holdings, Inc. (“Sally Holdings”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Regis Corporation (“Regis”), Roger Merger Inc., a subsidiary of Regis (“Merger Sub”), and Roger Merger Subco LLC, a subsidiary of Regis (“Subco”).

Pursuant to the terms and conditions of the Merger Agreement, immediately following the pro rata distribution by the Company to its stockholders of record of one share of Sally Holdings common stock for each share of Common Stock held by them, Merger Sub will be merged (the “Merger”) with and into Sally Holdings with Sally Holdings continuing as the surviving corporation. At the effective time of and as a result of the Merger, each share of Sally Holdings common stock (other than treasury shares or shares owned by Regis) will be converted into 0.600

CUSIP NO. 013068101	13D	Page 4 of 7 Pages

shares of Regis common stock. Immediately following the consummation of the Merger, the Company’s stockholders will hold in the aggregate approximately 54.5% of the then outstanding Regis common stock, and the stockholders of Regis immediately prior to the Merger will hold the remaining approximately 45.5% of the then outstanding Regis common stock. Immediately following the Merger, the surviving corporation will merge with and into Subco, with Subco being the surviving entity.

In connection with the signing of the Merger Agreement, certain trusts (the “Family Trusts”) which are for the benefit of Lavin and his wife, Bernice E. Lavin, and their descendants, including Bernick (the “Family Members”), and a partnership whose partners are certain Family Trusts and other trusts for the benefit of certain Family Members (the “Family Partnership”) (the Family Trusts and the Family Partnership are sometimes collectively referred to herein as the “Family Stockholders”), entered into a Support Agreement dated as of January 10, 2006 with Regis (the “Support Agreement”). Among the Family Trusts entering into the Support Agreement were trusts owning an aggregate of 5,569,508 shares of Common Stock for which Bernick is trustee or co-trustee. Bernick is also deemed to beneficially own the 5,762,530 shares of Common Stock owned by the Family Partnership. Under the Support Agreement, the Family Stockholders agreed that, so long as the board of directors of the Company is recommending approval of the transactions contemplated by the Merger Agreement and the Merger Agreement has not been terminated, they would vote their shares of Common Stock in favor of the transactions contemplated by the Merger Agreement and against any action or transaction that would reasonably be expected to impede or prevent the Merger Agreement or the transactions contemplated by the Merger Agreement. Furthermore, the Family Stockholders have agreed to certain restrictions on their ability to transfer their shares of Common Stock above certain specified limits, subject to certain exceptions. These transfer restrictions continue until the consummation of the Merger or the termination of the Merger Agreement, whichever comes first. A copy of the Support Agreement is attached hereto as Exhibit 1 and is incorporated herein by reference.

The Merger Agreement also provides that Regis will enter into a Shareholders Agreement with the Family Stockholders pursuant to which, among other things, the Family Stockholders will have the right to designate an individual to be nominated to the Regis board of directors until the earlier of (i) the time the Family Stockholders no longer hold at least 5% of the issued and outstanding common stock of Regis (as calculated in accordance with the Shareholders Agreement) and (ii) the fifth anniversary of the Merger.

In connection with entering into the Merger Agreement, the Company agreed to pay the legal expenses of the Family Stockholders relating to the negotiation of the Support Agreement and the Shareholders Agreement and matters incident to the transactions contemplated by the Merger Agreement, and certain regulatory filing fees, if applicable. In addition, the Company agreed that it would not waive or amend certain provisions of the Merger Agreement including provisions relating to the composition of the board of directors of Regis at the effective time of the Merger, without the prior written consent of the Family Stockholders. In connection with the contemplated transactions, the Company entered into a Severance Agreement Amendment dated as of January 10, 2006 with Bernick (the “Severance Agreement Amendment”) in which Bernick acknowledges that the transactions under the Merger Agreement and other transaction agreements are not a Change in Control for purposes of her severance agreement. A copy of the Severance Agreement Amendment is attached hereto as Exhibit 2 and is incorporated herein by reference.

(c) See Item 4(b) above.

(d)-(j) Not applicable.

CUSIP NO. 013068101	13D	Page 5 of 7 Pages

Item 5. Interest in Securities of the Issuer.

(a)	(i)	Amount of shares of Common Stock Beneficially Owned: 12,741,900 shares total: options exercisable within 60 days to purchase 244,750 shares held directly; 5,569,508 shares held as trustee or co-trustee of the Family Trusts; 139,100 shares held by the Howard and Carol Bernick Family Foundation, a charitable private foundation of which Bernick is President and a Director (the “Bernick Family Foundation”); 1,013,067 shares held by the Lavin Family Foundation, a charitable private foundation of which Bernick is Vice President and a Director (“Lavin Family Foundation”); 5,762,530 shares held by the Family Partnership; and 12,945 shares held as a participant in the Alberto-Culver Employees’ Profit Sharing Plan.

	(ii)	Percentage of shares of Common Stock Beneficially Owned: 13.80% total: 0.27% held directly; 6.03% as trustee or co-trustee of the Family Trusts; 0.16% as a Director and the President of the Bernick Family Foundation; 1.10% as a Director and Vice President of the Lavin Family Foundation; 6.24% as trustee of a Family Trust which is the general partner and a limited partner of the Family Partnership; and 0.01% as a participant in the Alberto-Culver Employees’ Profit Sharing Plan (based upon 92,071,076 shares outstanding as of December 1, 2005).

(b)	Number of shares as to which Bernick has:

	(i)	Sole power to vote:	4,676,9031/

	(ii)	Shared power to vote:	8,064,9972/

	(iii)	Sole power to dispose:	10,439,4333/

	(iv)	Shared power to dispose:	2,302,4674/

	1/	The 4,676,903 shares of Common Stock held by Bernick and reflected as sole power to vote include options to purchase 244,750 shares of Common Stock held directly; 4,419,208 shares held as trustee or co-trustee of the Family Trusts and 12,945 shares of Common Stock held as a participant in the Alberto-Culver Employees’ Profit Sharing Plan.

	2/	The 8,064,997 shares of Common Stock held by Bernick and reflected as shared power to vote include 1,150,300 shares of Common Stock held as co-trustee of Family Trusts; 1,013,067 shares of Common Stock held by the Lavin Family Foundation; 139,100 shares of Common Stock held by the Bernick Family Foundation; and 5,762,530 shares of Common Stock held by the Family Partnership.

	3/	The 10,439,433 shares of Common Stock held by Bernick and reflected as sole power to dispose include options to purchase 244,750 shares of Common Stock held directly; 4,419,208 shares held as trustee or co-trustee of the Family Trusts; 12,945 shares of Common Stock held as a participant in the Alberto-Culver Employees’ Profit Sharing Plan and 5,762,530 shares of Common Stock held by the Family Partnership.

CUSIP NO. 013068101	13D	Page 6 of 7 Pages

4/	The 2,302,467 shares of Common Stock held by Bernick and reflected as shared power to dispose include 1,150,300 shares of Common Stock held as co-trustee of Family Trusts; 1,013,067 shares of Common Stock held by the Lavin Family Foundation; and 139,100 shares of Common Stock held by the Bernick Family Foundation.

Bernick shares the power to vote and to dispose of 150,300 shares of Common Stock held by a Family Trust with Bernice Lavin. Bernick shares the power to vote and to dispose of 1,000,000 shares of Common Stock held by Family Trusts and the 1,013,067 shares held by the Lavin Family Foundation with Leonard H. Lavin and Bernice E. Lavin Bernick shares the power to vote the 5,762,530 shares held by the Family Partnership with Leonard H. Lavin and Bernice E. Lavin. Bernick shares the power to vote and dispose of 139,100 shares held by the Bernick Family Foundation with Howard B. Bernick, Peter Bernick, Elizabeth Bernick, and Craig Bernick. Certain information regarding Mr. Lavin, Mrs. Lavin, Howard B. Bernick, Peter Bernick, Elizabeth Bernick and Craig Bernick is presented below:

(i)	Name of Person:	(1)	Leonard H. Lavin
		(2)	Bernice E. Lavin
		(3)	Howard B. Bernick
		(4)	Peter Bernick
		(5)	Elizabeth Bernick
		(6)	Craig Bernick

(ii)	Address:	(1)-(6)	2525 Armitage Avenue Melrose Park, Illinois 60160

(iii)	Principal Business:	(1)	Leonard H. Lavin, an individual, is a Director and the Chairman Emeritus of the Company
		(2)	Bernice E. Lavin, an individual, is retired
		(3)	Howard B. Bernick, an individual, is a Director and the President and Chief Executive Officer of the Company
		(4)	Peter Bernick, an individual, is a student
		(5)	Elizabeth Bernick, an individual, is a student
		(6)	Craig Bernick, an individual, is an employee of the Company

(iv)	Prior Criminal Convictions:	None

(v)	Prior Civil Proceedings with Respect to Federal or State Securities Laws:	None

(vi)	Citizenship/Organization:	U.S. Citizen

The number of shares of Common Stock beneficially owned by Bernick excludes (i) options to purchase 572,375 shares held directly by Bernick’s spouse, (ii) 619,982 shares held directly or as a trustee of various trusts by Bernick’s spouse, and (iii) 17,911 shares held by Bernick’s spouse as a participant in the Alberto-Culver Employees Profit Sharing Plan. Bernick disclaims beneficial ownership of such shares.

CUSIP NO. 013068101	13D	Page 7 of 7 Pages

(c)	Except as set forth above, during the last 60 days, no transactions in the Common Stock were effected by Bernick.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except for the matters described in Item 5 herein, Bernick does not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1. Support Agreement, dated as of January 10, 2006, between Regis Corporation and the Stockholders of Alberto-Culver Company listed on the signature page thereto.

Exhibit 2. Severance Agreement Amendment, dated as of January 10, 2006, between Alberto-Culver Company and Carol L. Bernick.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 23, 2006

Signature:	/s/ CAROL L. BERNICK
Name/Title:	Carol L. Bernick, individually; as trustee or co-trustee of various trusts; and as an officer of two foundations.